

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hamersley Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamersley Partners, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hamersley Partners, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hamersley Partners, LLC's management. Our responsibility is to express an opinion on Hamersley Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamersley Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, and is dependent upon on the future financing transactions to provide sufficient working capital to maintain continuity. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Hamersley Partners, LLC's financial statements. The supplemental information is the responsibility of Hamersley Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Hamersley Partners, LLC's auditor since 2014.

KBL, LLP

KBL, LLP
New York, NY
January 26, 2021

1

535 Fifth Avenue, 30th Floor, New York, NY 10017 212.785.9700

HAMERSLEY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	22,073
Accrued receivable		25,600
Prepaid expenses		6,175
Loan receivable - related party		20,093
Security deposits		254
Total assets	$	74,195

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	3,141
SBA loan payable		10,417
Total liabilities		13,558
Members' equity		60,637
Total liabilities and members' equity	$	74,195

The accompanying notes are an integral part of these financial statements.

HAMERSLEY PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

Hamersley Partners LLC (the "Company") was organized as a Limited Liability Company on October 2, 2003. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 7, 2004. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company serves as a marketing and solicitation agent for investment managers and investment advisors. Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors. The Company is subject to regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

Going concern

The Company incurred a net loss of $2,266 for the year ended December 31, 2020. The conditions raise doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effect of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

The Company's members are committed to provide required working capital to the Company in the future to sustain current operations and ensure the Company is in compliance with the minimum net capital requirements.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company's revenues are from fixed retainer fees, and management fees which are a percentage of the fees earned by its investment manager clients which are based on Assets Under Management. In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on May 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09.

The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company. Agreements with Asset Managers are multi-year contracts. The income is recognized as revenue in the respective months for which is when the performance obligations are satisfied.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

The Company uses the accrual basis of accounting for financial statement purposes versus the cash basis for tax reporting purposes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts and accrued receivable

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amounts of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of December 31, 2020, the Company has not recorded an allowance for any potential non-collection. Consulting agreements with Asset Managers are multi-year contracts. Consulting fees are accrued when earned. They are generally paid in arrears on or about the last day of each calendar quarter.

Marketing and sales fee contracts are also for multiple years. The Company is compensated by a percentage of the Asset Manager's money management fee. These fees are paid in arrears to the Asset Manager, usually within 45 days, after the end of each calendar quarter or month depending on the payment time frame of the particular strategy. The Company is then paid within 30 days after such fees are received by the Asset Manager.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $18,932, which was $13,932 in excess of the FINRA minimum net capital requirement of $5,000.

4. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2020, two clients accounted for 100% of the Company's revenue. The revenue percentages are 85% and 15%, respectively.

5. SIPC RECONCILIATION REQUIREMENT

Securities Exchange Act ("SEA") Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

6. COMMITMENTS AND CONTINGENCIES

Leases
The Company leased two office spaces on a month-to-month arrangement. One office space was for the months of January and February. The Company currently only has a coworking space. The Company paid $5,775 in office rent (including coworking space) for the year ended December 31, 2020.

7. COVID-19

During the year of 2020, Coronavirus Disease (COVID-19) has begun causing major disruptions to the economy. The financial impacts to the Company will likely result in significantly reduced revenues for at least the first quarter of 2021, and possibly beyond. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company. The Company received a loan under the Paycheck Protection Program (PPP) from the Small Business Administration Management in the amount of $10,417 on July 2, 2020. Under the terms of this loan, if certain provisions are met within 24 weeks of obtaining this loan, part or all of this loan will be forgiven. Management expects that all of this loan will be forgiven by meeting those provisions. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

8. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2020, and January 26, 2021, when the financial statements were issued.